November 15, 2018

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, NE

Washington, D.C. 20549

Attention: Joshua Lobert and Jennifer Gowetski

RE:	Government Properties Income Trust
Registration Statement on Form S-4, as amended
File No. 333-227616

Dear Mr. Lobert and Ms. Gowetski:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Government Properties Income Trust (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 3:00 p.m., Eastern Time, on November 16, 2018, or as soon as practicable thereafter.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Howard E. Berkenblit of Sullivan & Worcester LLP at (617) 338-2979 and that such effectiveness also be confirmed in writing.

[Signature page follows]

United States Securities and Exchange Commission

November 15, 2018

Very truly yours,

Government Properties Income Trust

By:	/s/ David M. Blackman
	Name:	David M. Blackman
	Title:	President and Chief Executive Officer

Signature Page to Acceleration Request